Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

January 9, 2019

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549-8626

Attn: Jacob Luxenburg

Dear Mr. Luxenburg:

On December 12, 2018, we discussed a comment on various Federated registrants with fiscal period ends from January 31, 2018 to February 28, 2018.

Following is our response to your comment.

  Comment: You indicated that the expense waiver/reimbursement as shown on the Financial Highlights (FIHI) in the Annual Reports for the Institutional (IS) class of Federated Government Income Trust (FGIT), Federated U.S. Government Securities Fund: 2-5 Years (GOV2-5) and Federated U.S. Government Securities Fund: 1-3 Years (GOV1-3) (together, the “Funds”) does not match the waiver/reimbursement as shown on the Fee Table in the applicable prospectus. You asked that these differences be explained.

Response: The difference relates to the amount of Shareholder Service Fees (SSF) that is contractually accrued by each Fund. While the IS class of each Fund may pay SSFs of 25 basis points (BPs), not all financial intermediaries are currently contractually entitled to collect this fee. Accordingly, certain funds at a class level may accrue less than 25 BPs. For example, only an average of 7 BPs on FGIT is accrued at the class level to meet this obligation. However, the full 25 BPs SSF is included in “Other Expenses” on the Fee Table in accordance with Form N-1A and in the event that more financial intermediaries are contractually entitled to collect the fee in the future.

Because the full 25 BP SSF is included in “Other Expenses” on the Fee Table, an increased waiver is also presented to reflect what would be required in order for the class to meet the fee limit indicated in the footnote to the Fee Table. This increased waiver included on the Fee Table, but not the FIHI, is the reason for the difference between the expense waiver/reimbursement shown on the Fee Table versus the FIHI.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer